SANDVIK

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 26 10 30

Our date 2007-06-05
Your date
Our reference
Your reference

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 15 2007
WASH. D.C.
186

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International Corporate Finance,
Mr Samuel Wolff, Special Counsel

Re: Exemption Under Exchange Act Rule 12g3-2(b); Commission File No, 82-1463

SUPPL

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik completes acquisition within mobile crushing and screening, dated 31 May 2007, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

07024531

Anders Örbom
Group Treasurer and VP Finance

PROCESSED
JUN 21 2007

SEC-brev 070605 mobile crushing

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

SANDVIK

Press Release

Sandvik completes acquisitions within mobile crushing and screening

Sandvik announced on 24 April 2007 the agreements to acquire Extec Screens and Crushers Ltd and Fintec Crushing and Screening Ltd.

The acquisitions were completed on 31 May 2007 and the work to integrate the two companies in business area Sandvik Mining and Construction has started.

Sandviken, 31 May 2007

Sandvik AB; (publ)

For further information contact Lars Josefsson, President, Sandvik Mining and Construction, tel +46 26 26 51 51 or Jan Lissåker, Vice President, Investor Relations, Sandvik AB, tel +46 26 26 10 23.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group had at the end of 2006 about 42,000 employees and representation in 130 countries, with annual sales of more than SEK 72,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a leading global supplier of machinery, equipment and tools for the mining and construction industries. Annual sales 2006 amounted to about SEK 25,000 M, with approximately 12,200 employees.

END